SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 11-K
ANNUAL REPORT

Pursuant to Section 15 (d)

of the Securities Exchange Act of 1934

for the year ended December 31, 2004

WYETH UNION SAVINGS PLAN
 (Full title of the Plan)

Wyeth
(Name of Issuer of the securities held pursuant to the Plan)

Five Giralda Farms
Madison, New Jersey 07940
(Address of principal executive office)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wyeth (Registrant)

By: /s/ Paul J. Jones —————————————— Paul J. Jones Vice President and Controller

Date: June 27, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Wyeth Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

WYETH UNION SAVINGS PLAN
By: /s/ Jack M. O'Connor —————————————— Jack M. O'Connor Member of the Wyeth Savings Plan Committee

Date: June 27, 2005

WYETH UNION SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

AS OF DECEMBER 31, 2004 AND 2003

AND

FOR THE YEAR ENDED DECEMBER 31, 2004

EMPLOYER IDENTIFICATION NUMBER — 13-2526821

PLAN NUMBER – 069

WYETH UNION SAVINGS PLAN
DECEMBER 31, 2004 AND 2003

INDEX

PAGE
Report of Independent Registered Public Accounting Firm
Statements of Net Assets Available for Plan Benefits
as of December 31, 2004 and 2003	1
Statement of Changes in Net Assets Available for Plan Benefits
for the Year Ended December 31, 2004	2
Notes to Financial Statements	3-8
Supplemental Schedule:*
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
as of December 31, 2004	Schedule I
Consent of Independent Registered Public Accounting Firm
* Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
Wyeth Union Savings Plan:

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of Wyeth Union Savings Plan (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP
Florham Park, New Jersey
June 27, 2005

Wyeth Union Savings Plan
Statements of Net Assets Available for Plan Benefits
As of December 31, 2004 and 2003

	December 31,
	2004	2003

Assets:
Investments, at fair value	$59,524,060	$54,595,386
Participants Loans	1,482,520	1,321,957

Total investments	61,006,580	55,917,343

Participant contributions receivable	232,928	155,861

Total Assets	61,239,508	56,073,204

Liabilities:
Refund of excess contributions	15,826	--

Net Assets Available For Plan Benefits	$61,223,682	$56,073,204

The accompanying notes to financial statements are an integral part of these statements.

Wyeth Union Savings Plan
Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2004

Investment Income:
Net appreciation in fair value
of investments	$ 2,405,550
Interest	1,095,710
Dividends	621,891

Total investment income	4,123,151
Participant Contributions	4,071,907
Other Additions	1,030

Total additions	8,196,088

Deductions from net assets attributed to:
Benefits paid to participants	3,045,610

Net increase	5,150,478
Net Assets Available for Plan Benefits
Beginning of Year	56,073,204

End of Year	$61,223,682

The accompanying notes to financial statements are an integral part of this statement.

WYETH UNION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN

The following description of the Wyeth Union Savings Plan (the “Plan”) only provides general information. Participants of the Plan should refer to the Plan Document for a more detailed and complete description of the Plan’s provisions.

General

The Plan, a defined contribution profit sharing plan of Wyeth (the “Company”), is a voluntary savings plan available to all eligible employees, as defined. Employees become eligible to participate after they have completed one month of regular employment, as defined in the Plan and are covered by a collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, and the Internal Revenue Code of 1986 (the “Code”).

Employee Contributions

Participants may elect to make contributions to the Plan in whole percentages up to a maximum of 16% of their covered compensation, as defined. Contributions can be made on a before-tax basis (“salary deferral contributions”), an after-tax basis (“after-tax contributions”), or a combination of both. Participants direct the investment of their contributions into various investment options offered by the Plan. Under the Code, salary deferral contributions, total annual contributions, and the amount of compensation that can be included for Plan purposes are subject to annual limitations, any excess contributions are refunded to participants in the following year, if applicable.

Employer Contributions

In accordance with negotiated union agreements effective December 31, 1996, no Company matching contributions are made by the Company.

Vesting and Separation From Service

Participants are fully vested at all times in their salary deferral contributions and after-tax contributions and rollover contributions plus actual earnings thereon.

Distributions

Participants are entitled to withdraw all or any portion of their employee contributions and vested employer contributions, subject to certain restrictions, as defined. Participants may make full or partial withdrawals of funds in any of their accounts upon attaining age 59 ½ or for financial hardship, as defined before that age. Participants may qualify for financial hardship withdrawals if they have an immediate and heavy financial need, as determined by the Wyeth Savings Plan Committee (the “Committee”). Participants are limited to one hardship withdrawal in any calendar year, provided they have no other funds that are readily available to meet that need.

Upon termination of employment, participants are entitled to a distribution of their vested account balance in one of three ways: lump-sum, a 50% joint and survivor annuity, or monthly payments up to 360 months (subject to limits imposed by the Internal Revenue Code).

Annuity payments and monthly payments commence as soon as practicable following a request, but in no event later than April 1 in the year following the year in which the participant turns 70 ½ years of age.

Administrative Costs

All administrative expenses are paid by the Company.

Participant Loans

Participants who have a vested account balance of at least $2,000 may borrow from the vested portion of their account, subject to certain maximum amounts of up to $50,000. Participants in the Plan may borrow up to fifty percent (50%) of their vested account balances. All loans must be repaid within five years except for those used to acquire or construct a principal residence, which must be repaid within fifteen years. Defaults on participants’ loans during the year are treated as distributions and are fully taxable to the participants. The interest rate charged on loans provides a return commensurate with a market rate, or such other rate as permitted by government regulations as of the date of the loan agreement.

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Contributions

Contributions from employees are accrued when deducted from payroll.

Payment of Benefits

Benefits are recorded when paid.

Investment Valuation and Income Recognition

Investments in stock are valued based on quoted market value as of the last business day of the year. Mutual funds are recorded at fair market value, which is based upon their published net asset value. Investments in collective trusts are recorded at contract value based upon information provided by Vanguard Trust Company (the “Trustee”), which approximates fair market value. Interest bearing cash is valued at cost.

Net appreciation (depreciation) in the fair value of investments consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Loans are valued at cost, which does not differ materially from fair market value.

Purchases and sales are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded as earned on the accrual basis.

The following table presents investments:

	December 31,
	2004	2003
Investments at Fair Value as Determined by
Net Asset Value
Mutual Funds	$30,926,317	$27,032,448
Interest Bearing Cash	23,179	49,314
Investments at Contract Value
Collective Trust	27,316,754	26,324,769
Participant Loans	1,482,520	1,321,957
Investments at Fair Value as Determined by Quoted Market Price
Common Stock	1,257,810	1,188,855

Total Investments	$61,006,580	$55,917,343

Risks and Uncertainties

The Plan’s assets consist of various investments which are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits

Use of Estimates

The preparation of the Plan’s financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts in net assets available for plan benefits at the date of the financial statements and the changes in net assets available for plan benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE 3 – INVESTMENT ELECTIONS

Participants can elect to invest amounts credited to their account in any of six investment funds described below and transfer amounts between funds at any time during the year. Investment elections must be made in multiples of 10%. Transfers between funds must be made in whole percentages and/or in an amount of at least $250.

The six investment options were as follows for 2004 and 2003:

Vanguard Retirement Savings Trust

This fund is a collective trust which invests in high-quality stable value instruments. Prior to January 1, 2003, this fund was known as the Stable Value Fund. The interest rate payable to Plan participants in this fund will be a rate which reflects a blended rate of the total investments made by the fund. The average blended yield and crediting interest rate attributable to the fund approximated 3.93% and 4.25% for 2004 and 2003, respectively.

Vanguard Balanced Index Fund

This fund primarily invests in common stocks, corporate debt instruments, and U.S. government obligations.

Vanguard 500 Index Fund

This fund primarily invests in common stocks of large public companies that seek to provide investment results that correspond to the total return performance of the stocks of companies that make up the Standard & Poor’s 500 Index.

Wyeth Common Stock Fund

This fund consists primarily of Wyeth Common Stock and a money market component for purposes of providing liquidity. Purchases and sales of Wyeth Common Stock are made in the open market. Participants have full voting rights for equivalent shares purchased at their direction under the Plan.

Vanguard Small-Cap Index Fund

This fund primarily invests in small capitalization stocks, those with a market value of less than $1.5 billion, that seek to provide investment results that correspond to the total return performance of the stocks of companies that make up the Morgan Stanley Capital International U.S. Small Cap 1750 Index.

Vanguard Total International Stock Index Fund

This fund invests in three Vanguard International Index Funds; a European Fund, a Pacific Fund and an Emerging Markets Fund.

NOTE 4 – MANAGEMENT OF THE PLAN

The Plan is administered by the Committee, which was appointed by the Board of Directors of the Company. Vanguard was appointed by the Committee as Trustee, recordkeeper, and custodian and is a party-in-interest to the Plan.

NOTE 5 – PLAN AMENDMENTS

The Plan was amended in 2004 for certain administrative reasons due to the sale of a business and to adopt a 36-month limit period for Plan participants to file lawsuits.

NOTE 6 – RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Vanguard. Vanguard is the trustee, as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The Plan also invests in shares of the Company. The Company is the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions.

NOTE 7 – FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter on March 3, 2003, in which the Internal Revenue Service stated that the Plan, as designed and including amendments through February 20, 2002, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan, as currently designed, is being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been made.

NOTE 8 – PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate or discontinue employee contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their Company contribution accounts and are entitled to full distribution of such amounts.

NOTE 9 – INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan’s total net assets are as follows:

	2004	2003
Vanguard Balanced Index Fund	$ 8,652,225	$ 7,596,414
Vanguard 500 Index Fund	20,829,328	8,531,028
Vanguard Retirement Savings Trust	27,316,754	26,324,769

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $2,405,550 as follows:

Mutual Funds	$2,362,846
Wyeth Common Stock	42,704

Total	$2,405,550

NOTE 10 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of benefits paid per the financial statements to the Form 5500:

Benefits paid per the financial statements	$ 3,045,610
Less: Amounts payable at December 31, 2003	(7,500)

Benefits paid per Form 5500	$ 3,038,110

NOTE 11 – RECLASSIFICATIONS

Certain reclassifications have been made to the December 31, 2003 financial statements to conform to the December 31, 2004 presentation.

Schedule I

Wyeth Union Savings Plan
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
As of December 31, 2004
Employer Identification Number — 13-2526821
Plan Number — 069

Identity of Issuer

Vanguard Trust Company*

Vanguard Trust Company*

Vanguard Trust Company*

Vanguard Trust Company*

Vanguard Trust Company*

Wyeth*

Vanguard Trust Company*

Participants Loans*

          Total Investments

Description of Investment

Vanguard Retirement Savings Trust
Collective Trust

Vanguard Balanced Index Fund
444,845 shares

Vanguard Total International Stock Index Fund
31,271 shares

Vanguard 500 Index Fund
186,576 shares

Vanguard Small-Cap Index Fund
39,178 shares

Common Stock
29,533 shares

VGI Prime Money Market
Interest Bearing Cash

Rates ranging from 5.0% to 11.5%
Due through 2019

Cost**	Current Value $27,316,754 8,652,225 394,014 20,829,328 1,050,750 1,257,810 23,179 1,482,520 —————— $61,006,580 —————— ——————

*    Represents a party-in-interest to the Plan
** Cost not required for participant directed investments.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form Form S-8 (Nos. 2-96127, 33-24068, 33-41434, 33-53733, 33-55449, 33-45970, 33-14458, 33-50149, 33-55456, 333-15509, 333-76939, 333-67008, 333-64154, 333-59668, 333-89318, 333-98619, and 333-98623) of Wyeth of our report dated June 27, 2005 relating to the financial statements of the Wyeth Union Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP
Florham Park, New Jersey

June 27, 2005